Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

NOTICE OF AVAILABILITY OF PROXY MATERIALS

To the shareholders of Nuvei Corporation (the “Company”):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held virtually at https://web.lumiagm.com/455537579, password “nvei2024” (case sensitive), on May 24, 2024 at 10:00 a.m. (ET), for the purposes of:

1.	receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the auditors’ report thereon;

2.	electing eight directors for the ensuing year;

3.	appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

4.	transacting such other business as may properly come before the Meeting.

The Company’s Board of Directors has fixed the close of business on April 3, 2024 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

Registered shareholders and duly appointed proxyholders will be able to participate in the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to participate in the Meeting as guests, but guests will not be able to vote at the Meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to TSX Trust Company (the “Transfer Agent”).

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy or voting instruction form must be received not later than May 22, 2024 at 10:00 a.m. (ET). These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest.

Notice-and-Access

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular and our consolidated financial statements for the fiscal year ended December 31, 2023 (the “Proxy Materials”), to both our registered and non-registered shareholders. Under the notice-and-access procedures, instead of shareholders receiving paper copies of the Proxy Materials, shareholders receive a copy of this Notice of 2024 Annual Meeting of Shareholders and Notice of Availability of Proxy Materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting) and a form of proxy or voting instruction form, as applicable. All shareholders are reminded to review the Circular before voting.

The Proxy Materials are being posted online for shareholders to access at https://investors.nuvei.com and under Nuvei’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of the Proxy Materials by mail, free of charge, up to one year from the date this Circular was filed on SEDAR+ by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com.

To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 13, 2024. If a shareholder requests a paper copy of the Proxy

Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

If you have any questions about or require assistance in completing your form of proxy or voting instruction form, please contact the Transfer Agent by phone at 1-800-387-0825 (within North America) or 416-682-3860 (outside North America).

Dated at Montréal, Québec, Canada, April 3, 2024.

By order of the Board of Directors,

Philip Fayer

Founder, Chair of the Board and Chief Executive Officer